UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.             )*

Stream Global Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37898 1 10 4
(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378981 10 4

1.	NAMES OF REPORTING PERSONS Sheila M. Flaherty I.R.S. Identification No. of above persons (entities only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. SOLE VOTING POWER 556,815 shares
6. SHARED VOTING POWER 0 shares
7. SOLE DISPOSITIVE POWER 556,815 shares
8. SHARED DISPOSITIVE POWER 0 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,815 shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%(1)

12.	TYPE OF REPORTING PERSON (See Instructions) IN
Notes: (1) Based upon 9,470,675 shares of common stock outstanding on November 13, 2008.

CUSIP No. 378981 10 4

Item1.	(a)	Name of Issuer

Stream Global Services, Inc.

Item1.	(b)	Address of Issuer’s Principal Executive Offices

20 William Street, Suite 310
Wellesley, MA 02481

Item 2.	(a)	Name of Person Filing

Sheila M. Flaherty

Item 2.	(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of the Reporting Person is 20 William Street, Suite 310, Wellesley, Massachusetts 02481.

Item 2.	(c)	Citizenship

The Reporting Person is a United States citizen.

Item 2.	(d)	Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2.	(e)	CUSIP Number

378981 10 4

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned: 556,815 shares of Common Stock

(b) Percent of class: 5.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 556,815 shares of Common Stock

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 556,815 shares of Common Stock

(iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009

By:	/s/ Sheila M. Flaherty
Name:	Sheila M. Flaherty